

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

John Melo
President and Chief Executive Officer
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608

> **Re: Amyris, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2023**
> **File No. 333-271039**

Dear John Melo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services